Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
[illegible]@jardines.com

RECEIVED
2004 JUN -8 A 10: 20
Group Secretariat
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

04035091

SUPPL

18th May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of HKLH, of which Mr Nicholas Sallnow-Smith is a Director, of the following Director's share transaction:

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Consideration Per Unit
Nicholas Sallnow-Smith	Acquisition of HKLH ordinary shares	17/05/2004	+2,000	US$1.49

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

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